Exhibit 99.2

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

On November 13, 2007, Telestone Technologies Corporation, a Delaware corporation (“TTC,” or the “Company”), through its variable interest entity, Beijing Telestone Wireless Telecommunication Company Ltd. (“BTWTC”), completed the acquisition (the “Acquisition”) of Shandong Guolian Telecommunication Technology Limited Company (“Guolian”). The Share Transfer Agreement, dated as of July 5, 2007 by and among Shandong Guolian, the transferors listed therein and BTWTC, was filed as an exhibit to the Form 8-K, filed with the SEC on July 11, 2007.

Effective upon consummation of the Acquisition, Guolian became a wholly-owned subsidiary of the Company. In exchange for their equity interests in Guolian, the Guolian shareholders received $500,000 in cash and 800,000 shares of common stock, par value $0.001 per share, of TTC (the “Common Stock”). The Guolian shareholders are also entitled to receive an additional 100,000 shares of Common Stock one year following the date of the Acquisition if Guolian achieves certain business objectives. When the contingency is resolved and the additional consideration is distributable, the Company will record the fair value of the contingent consideration as an additional cost of the Acquisition.

The Acquisition is accounted for using the purchase method of accounting, in accordance with SFAS No. 141, which requires that the purchase price be allocated to tangible and intangible assets. The excess of the purchase price over the estimated fair value of the net assets acquired is accounted for as goodwill. Goodwill will be evaluated on a regular basis for impairment.

The unaudited pro forma Consolidated Balance Sheet as of June 30, 2007 assumes that the Acquisition occurred on June 30, 2007, and gives effect to certain pro forma adjustments, which are set forth in the Notes to the unaudited pro forma financial information. The unaudited pro forma consolidated Statements of Operations for the year ended December 31, 2006, and the six months ended June 30, 2007, give effect to the Acquisition as if it had occurred on January 1, 2006. The unaudited pro forma Statements of Operations for the year ended December 31, 2006, are based on the audited historical financial statements of TTC and Guolian for that period. Both TTC and Guolian report their income on a fiscal year ending December 31. TTC's and Guolian’s unaudited pro forma Statement of Operations for the six months ended June 30, 2007, are based on each company’s interim financial statements prepared from their management accounts maintained for this period. The pro forma financial information gives effect to the Acquisition under the purchase method of accounting as well as to the assumptions and adjustments indicated in the Notes below.

The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Acquisition between TTC and Guolian occurred as of January 1, 2006 or during the periods presented, nor is it necessarily indicative of the future financial position or operating results. These pro forma financial statements are based on and should be read in conjunction with the audited historical financial statements and the related notes thereto of the Company in its latest reports on form 10-KSB and form 10-QSB.

Telestone Technologies Corporation

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2007
(Dollars in thousands except share data and per share amounts)

	At June 30, 2007		Pro-forma	Unaudited
	TTC	Guolian	Adjustment	Pro-forma
	US$’000	US$’000	US$’000	US$’000	Note
ASSETS
Current assets
Cash and cash equivalents	4,861	314	(500)	4,675	2
Trade receivables, net	31,872	4,606	-	36,478
Due from related parties	1,644	440	-	2,084
Prepayment	101	888	-	989
Inventories	5,854	997	-	6,851
Other receivables	566	406	-	972

Total current assets	44,898	7,651	(500)	52,049

Goodwill	-	-	3,119	3,119	2
Investment in subsidiary	-	-	5,562	5,562	2

			(5,562)	(5,562)	2
Property, plant and equipment, net	811	338	20	1,169	4

Total assets	45,709	7,989	2,639	56,337

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short – term bank loan	-	283	-	283
Trade payable	5,263	2,226	-	7,489
Customer deposits for sales of equipment	211	436	-	647
Due to related parties	2,004	66	410	2,480	4
Taxes payable	5,231	1,850	-	7,081
Accrued expenses and other payables	1,379	616	50	2,045	3

Total current liabilities	14,088	5,477	460	20,025

Long – term loan from related parties	-	69	-	69

Commitments and contingencies	-	-	-	-

Stockholders' equity
Common stock	10	-	1	11	2
Registered capital	-	976	(976)	-
Dedicated reserves	2,619	-	-	2,619
Additional paid-in capital	13,934	-	5,061	18,995	2
Other comprehensive income	1,057	136	(136)	1,057
Retained earnings	14,001	1,331	(1,771)	13,561

Total stockholders' equity	31,621	2,443	2,179	36,243

Total liabilities and stockholders' equity	45,709	7,989	2,639	56,337

Telestone Technologies Corporation.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands except share data and per share amounts)

	Year ended December 31, 2006 (Audited)		Pro-forma	Unaudited
	TTC	Guolian	Adjustment	Pro-forma
	US$’000	US$’000	US$’000	US$’000	Note
Revenues:
Net sales of equipment	16,769	186	-	16,955
Service income	4,939	3,597	-	8,536

Total revenues	21,708	3,783	-	25,491

Operating expenses
Equipment and services	(10,691)	(2,091)	-	(12,782)
Sales and marketing	(2,917)	(451)	-	(3,368)
General and administrative	(1,674)	(267)	(36)	(1,977)	3
Research and development	(605)	-	-	(605)
Depreciation and amortization	(241)	(37)	-	(278)

Total operating expenses	(16,128)	(2,846)	(36)	(19,010)

Income from operations	5,580	937	(36)	6,481

Other income (expenses)
Interest expense	(55)	(76)	-	(131)
Other income, net	442	-	-	442

	387	(76)	-	311

Income before income taxes	5,967	861	(36)	6,792

Provision for income taxes	(1,353)	(297)	-	(1,650)

Net income	4,614	564	(36)	5,142

Weighted average number of shares outstanding
Basic	8,682,736		800,000	9,482,736	2, 5

Diluted	8,735,615		800,000	9,535,615	2, 5

Net income per share, basic and diluted	0.53			0.54

Telestone Technologies Corporation

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Dollars in thousands except share data and per share amounts)

	Six months ended June 30, 2007		Pro-forma	Unaudited
	TTC	Guolian	Adjustment	Pro-forma
	US$’000	US$’000	US$’000	US$’000	Note
Revenues:
Net sales of equipment	7,711	-	-	7,711
Service income	3,941	2,132	-	6,073

Total revenues	11,652	2,132	-	13,784

Operating expenses
Equipment and services	(5,515)	(1,385)	-	(6,900)
Sales and marketing	(1,985)	(203)	-	(2,188)
General and administrative	(1,213)	(208)	(14)	(1,435)	3
Research and development	(497)	-	-	(497)
Depreciation and amortization	(123)	(19)	-	(142)

Total operating expenses	(9,333)	(1,815)	(14)	(11,162)

Income from operations	2,319	317	(14)	2,622

Other income (expenses)
Interest expense	(51)	(25)	-	(76)
Other income (expenses), net	11	(1)	-	10

	(40)	(26)	-	(66)

Income before income taxes	2,279	291	(14)	2,556

Provision for income taxes	(430)	(127)	-	(557)

Income from ordinary activities	1,849	164	(14)	1,999

Extraordinary income	-	390	(390)	-	4

Net income	1,849	554	(404)	1,999

Weighted average number of shares outstanding
Basic	9,415,919		800,000	10,215,919	2, 5

Diluted	9,507,752		800,000	10,307,752	2, 5

Net income per share
Basic	0.20			0.20

Diluted	0.19			0.19

Notes to pro-forma consolidated financial statements:

1.	There were no inter-company transactions and balances between TTC and Guolian during the periods covered by the pro forma statements.
2.	The fair value of net assets acquired and the total purchase price (“Purchase Price”) were allocated as follows:

US$’000
Cash consideration	500

800,000 equity shares of common stock of TTC	5,062

Total purchase consideration	5,562

Fair value of net assets acquired	(2,443)

Goodwill arising on acquisition	3,119

Pursuant to the agreement dated July 5, 2007 (the “Agreement”), BTWTC acquired 100% of the equity interest of Guolian. The acquisition of Guolian would have been recorded using the purchase method of accounting in accordance with SFAS No. 141. The purchase price would have been allocated to the assets and liabilities based on the fair value of the net assets on the effective date of the acquisition. At July 5, 2007, the fair value of identifiable assets, less the amount of liabilities of Guolian, was approximately $2,443,000, which was comprised of gross assets of approximately $7,990,000, less total liabilities of about $5,547,000. Goodwill of approximately $3,119,000 would be recorded as part of the Acquisition. This amount represented the excess of the purchase price over the fair value of net assets acquired. The goodwill is not being amortized, but will be tested annually for impairment in accordance with SFAS No. 142. The purchase consideration consisted of cash of $500,000 and 800,000 equity shares of common stock of TTC. The value of the equity shares was determined by taking the average market price of two trading days before and after the date on which the terms of the Acquisition were agreed and announced.

Under the Agreement, in addition to the above purchase consideration, TTC may provide for the issuance of 100,000 additional equity shares (“Earn-Out Shares”) of its common stock, contingent on the earnings of Guolian. As of the date of this report, it is not possible to determine if all, or any, of the Earn-Out Shares would be issued. As part of the process to compute the purchase price in accordance with SFAS No. 141, it was determined that the values of the Earn-Out Shares should not be accrued as an element of the purchase price for the purpose of these pro forma consolidated financial statements.

3.
Certain adjustments were made to the operating expenses of TTC and Guolian to give effect to the Acquisition had it been made as of January 1, 2006 and which would not otherwise have been incurred or recorded by either TTC or Guolian. These adjustments are net of tax impact, if any, and include the following.

For the year ended December 31, 2006:	US$’000

General and administrative expenses:
a. Additional audit costs	20
b. Additional legal fees	16

Total	36

For the six months ended June 30, 2007:	US$’000

General and administrative expenses:
a. Additional audit costs	6
b. Additional legal fees	8

Total	14

4.
Extraordinary income arising from acquisition of minority interests recognized by Guolian has not been taken and there is no tax impact on this exclusion. This had been treated as a non-recurring event in the preparation of the pro-forma statements.

5.	Total basic shares and diluted shares do not give effect to the Earn-Out Shares as stated in note 2.